The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL:(03) 5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address:MTRBJPJT



August 5, 2005

Office of Internatio[redacted] Finance
Divi[redacted]ion





The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

**Entry into the Securities Brokerage Business**

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.



Y. Kanazawa

Yasuhito Kanazawa
Deputy General Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

August 2, 2005

To whom it may concern:

**Name of listed company:** Mitsui Trust Holdings, Inc.
**Head office address:** 33-1, Shiba 3-chome, Minato-ku, Tokyo
**Code No.:** 8309

Entry into the Securities Brokerage Business

We are pleased to announce that The Chuo Mitsui Trust and Banking Company, Limited ("the Bank") will shortly enter into the securities brokerage business, by designating Nikko Cordial Securities Inc. ("Nikko Cordial") as its entrusted securities company.

Amid an acceleration in the shift of personal assets from "deposits" to "investments," the Bank has promoted proposals of high quality services and products to individual customers, based on its strong asset management consulting capability. As a result, the Bank has been achieving business results comparable with the mega banks, as can be seen from the fact that the sales balance of investment products, such as investment trusts, personal annuity insurance and so on, has exceeded 1.3 trillion yen.

Looking also at an acceleration in the approaches made to the "Baby-Boom Generation" by the financial institutions, from now on the Bank has decided to enter into the securities brokerage business, cooperating with Nikko Cordial which has a high product supply capability, with a view to expanding the Bank's product lineup.

We will implement a broad range of proposals, responding to needs of customers further by adding foreign bonds, structured bonds and so forth to our consulting business's highly supported product lineup such as investment trusts and personal annuity insurance.

[Outline of project]

| | |
|---|---|
| 1. Service to be provided: | Brokerage for foreign bonds<br>Planning to make use of the support center and online trading system for brokerage for stocks. |
| 2. Service providing offices: | Originally 5 or 6 branches (plan) |
| 3. Launch of service: | October 2005 (plan) |
| 4. Entrusted securities company: | Nikko Cordial Securities Inc. |

**[For inquiries concerning this matter]**
Public Relations Group
Planning and Coordination Department
Phone: +81-3-5232-8827

To: Office of International Corporate Finance
Division of Corporate Finance

Please acknowledge receipt of this news release by stamping your seal on the attached "COPY" and returning it to the following address:

**The Chuo Mitsui Trust & Banking Co., Ltd.**
**Settlement Administration Department**
**Attn: Tomoko Tanaka**
**23-1, Shiba 3-chome,**
**Minato-ku, Tokyo 105-8574**
**JAPAN**
**Tel: 81-3-5232-1056**

When you return it, please call OCS America Inc., Washington D.C. Office (Tel:703-528-4500).

Sincerely yours,
T. Tanaka / Settlement Administration Department